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SEC Mail Processing Section
MAR 01 2019
Washington DC
406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WHARTON MIDMARKET SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 BROOK ROAD
(No. and Street)

WOODBRIDGE	**CT**	**06525**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL HARRIGAN **203-906-9696**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, PAUL HARRIGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHARTON MIDMARKET SECURITIES, INC., as of DECEMBER 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Harrigan
Signature

PRESIDENT
Title

Douglas P. Harrigan Jr. 02/28/2019
Public Notary
Comm Exp. 11/30/2021

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON MIDMARKET SECURITIES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Wharton MidMarket Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wharton MidMarket Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wharton MidMarket Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wharton MidMarket Securities, Inc.'s management. Our responsibility is to express an opinion on Wharton MidMarket Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wharton MidMarket Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Wharton MidMarket Securities, Inc.'s auditor since 2015.

Maitland, Florida

February 27, 2019

Wharton MidMarket Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Current assets		
Cash	$	13,425
Clearing Deposit		25,000
Total Current Assets		38,425
Total Assets	$	38,425
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts Payable (related party)	$	8,047
Total Liabilities		8,047
Shareholder's Equity		
Common Stock – no par value 20,000 shares authorized, 100 shares issued and outstandin|		35,000
Additional Paid In Capital		170,351
Retained Earnings (Deficit)		(174,973)
Total Equity		30,378
Total Liabilities and Shareholder's Equity	$	38,425

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Wharton MidMarket Securities, Inc. ("the Company") is registered as a broker and dealer. It is a Connecticut corporation organized on March 8, 2013. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company emphasizes mergers and acquisitions, and consulting on mergers and acquisitions. The company was approved in 2016 for retail business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a sub chapter S corporation and is treated as such for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the shareholders of the company, and not taxed at the company level. Therefore, no provision of liability for federal or state income taxes are required in these financial statements. The Company accounts for potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's tax returns from 2014, 2015, 2016 and 2017 remain open and are subject to regulatory examination.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the accrual method for tax accounting purposes.

Cash and Cash Equivalents

For the purpose of reporting statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal penalties and restrictions, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balance in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of these limits. The Company had no uninsured cash balances December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue when earned per an engagement agreement. Retainer fees are generally received at the beginning of an engagement and are non refundable. In the case when retainers are not received in full at the beginning of an engagement, revenue is recognized when the engagement agreement requires payment and persuasive evidence of an arrangement exists, the services outlined in the engagement agreement have been performed, the price of the contract is fixed or determinable and collectability is reasonably assured. Success fee revenue is recognized when it is earned and received at the closing of a transaction.

Depreciation

The Company uses MACRS depreciation and follows Section 179 rules for expensing capital assets for both book and tax purposes. Depreciation expense was $2,858 for the year ended December 31, 2018.

NOTE 3 -401K

Wharton MidMarket Securities Inc. (WMMS) offers employees participation in a 401k retirement plan. WMMS contributions to the 401k plan are voluntary and can be stopped at any time without obligation. In 2018 WMMS contributed $36,500 to the Company's 401k plan as the company's voluntary contribution for tax years 2018.

NOTE 4 – RELATED PARTIES

Wharton MidMarket Securities Inc (WMMS) is owned by its President Paul Harrigan. Mr. Harrigan also is the sole owner of Wharton MidMarket Advisors LLC (WMMA). WMMS from time to time will reimburse Mr. Harrigan and WMMA for expenses. At December 31, 2018, the Company owes $8,047 to Mr. Harrigan.

NOTE 5 – RAYMOND JAMES RESERVE ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James and Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2018 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

NOTE 6 - CONCENTRATIONS

Cash

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts.

Customers

For the period January 1, 2018 through December 31, 2018 the company had two customers.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications are follows:

	2017
Autos and Trucks	$96,440
	96,440
Less Accumulated Depreciation	(96,440)
Net Property and Equipment	$0

Total depreciation expense was $2,858 for the year ended December 31, 2018.

NOTE 8 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 which requires the maintenance of minimum net capital balance and requires that the Company's aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31 2018 the Company's net capital was $30,378 compared to $5,000 required. The Company's aggregate indebtedness to net capital was .265 to 1.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2019 which is the date the financial statements were available to be issued.

NOTE 11 – COMPANY CONDITION

The Company has a loss for the year ended December 31, 2018, and has received capital contribution from its stockholder for working capital. The Company stockholder has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.